                                         Filed by: TMP Worldwide Inc. pursuant
                                         to Rule 425 under the Securities Act of
                                         1933, as amended, and deemed filed
                                         pursuant to Rule 14a-12 of the
                                         Securities Exchange Act of 1934, as
                                         amended.

                                         Subject company: HotJobs.com, Ltd.
                                         Commission File No: 0-26891


FOR IMMEDIATE RELEASE

                                         Contact:   David Rosa
                                                    TMP Worldwide
                                                    212-351-7067
                                                    david.rosa@tmp.com
                                                    ------------------

            TMP WORLDWIDE REAFFIRMS COMMITMENT TO HOTJOBS ACQUISITION

NEW YORK, DECEMBER 12, 2001 - TMP Worldwide Inc. (NASDAQ: TMPW), the world's leading supplier of human capital solutions, including the pre-eminent Internet career portal Monster.com(R), today reaffirmed its commitment to consummate its previously announced agreement to acquire HotJobs.com, Ltd. (NASDAQ: HOTJ), a leading recruitment company whose services include the HotJobs.com consumer job board.

         TMP entered into a definitive agreement to acquire HotJobs in June of this year in an all-stock transaction, which calls for 0.2195 shares of TMP common stock to be exchanged for each share of HotJobs common stock. TMP expects to close the transaction in the first quarter of 2002.

         Based on TMP Worldwide's industry leading position and the anticipated synergies, TMP believes that this transaction, which is expected to be tax-free, is in the best interest of HotJobs shareholders.

ABOUT TMP WORLDWIDE

Founded in 1967, TMP Worldwide Inc., with more than 10,500 employees in 33 countries, is the online recruitment leader, the world's largest Recruitment Advertising agency network, and one of the world's largest Executive Search and Executive Selection agencies. TMP Worldwide, headquartered in New York, is also the world's largest Yellow Pages advertising agency and a provider of direct marketing services. The company's clients include more than 90 of the Fortune 100 and more than 480 of the Fortune 500 companies. In June 2001, TMP Worldwide was added to the S&P 500 Index. More information about TMP Worldwide is available at www.tmp.com.

ABOUT MONSTER.COM

Monster.com, headquartered in Maynard, Mass., is the leading global careers website, recording over 30.2 million unique visits during the month of October 2001 according to independent research conducted by I/PRO. Monster.com connects the most progressive companies with the most qualified career-minded individuals, offering innovative technology and superior services that give them more control over the recruiting process. The Monster.com global network consists of local content and language sites in the United States, United Kingdom, Australia, Canada, the Netherlands, Belgium, New Zealand, Singapore, Hong Kong, France, Germany, Ireland, Spain, Luxembourg, India, Italy, Sweden, Norway, Denmark, Switzerland, and Finland. Monster.com is the official online career management services sponsor of the 2002 Olympic Winter Games and 2002 and 2004 U.S. Olympic Teams. More information about Monster.com is available at www.monster.com or by calling 1-800-MONSTER.
---------------

Special Note: Except for historical information contained herein, the statements made in this release constitute forward-looking statements within the meaning of
Section 27A of the Securities Act of 1933 and Section 21E of the Securities Exchange Act of 1934. Such forward-looking statements involve certain risks and uncertainties, including statements regarding the company's strategic direction, prospects and future results. Certain factors, including factors outside of our control, may cause actual results to differ materially from those contained in the forward- looking statements, including economic and other conditions in the markets in which we operate, risks associated with acquisitions, competition, seasonality and the other risks discussed in our Form 10-K and our other filings made with the Securities and Exchange Commission, which discussions are incorporated in this release by reference.

ADDITIONAL INFORMATION AND WHERE TO FIND IT

TMP has filed with the Securities and Exchange Commission (SEC) a Registration Statement on Form S-4, containing a preliminary proxy statement/prospectus regarding the proposed transaction. The information in these preliminary filings is not complete and may be changed. The definitive proxy statement/prospectus will be sent to the stockholders of HotJobs seeking their approval of the merger. Investors are urged to read the definitive proxy statement/prospectus when it becomes available and any relevant documents filed with the SEC, because they will contain important information about TMP, HotJobs and the proposed transaction. In addition, you may obtain the documents free of charge at the Web site maintained by the SEC at www.sec.gov. You may also obtain documents filed with the SEC by TMP free of charge by directing a request to Investor Relations, TMP Worldwide Inc., 622 Third Avenue, New York, New York 10017 and you may obtain documents filed with the SEC by HotJobs free of charge by directing a request to Kristine Phillips, HotJobs.com, Ltd., 406 West 31st Street, 9th Floor, New York, New York 10001.